Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company:

Concordia Healthcare Corp.

277 Lakeshore Rd. East

Suite 302

Oakville, ON

L6J 1H9

Item 2 – Date of Material Changes:

October 20, 2015 and October 21, 2015

Item 3 – News Releases:

A news release in respect of the pricing of Notes (as defined below) was disseminated over CNW on October 20, 2015.

A news release in respect of the completion of the acquisition of Amdipharm Mercury Limited (“AMCo”) and the closing of certain debt financing transactions was disseminated over CNW on October 21, 2015.

Item 4 – Summary of Material Change:

On October 20, 2015, Concordia Healthcare Corp. (“Concordia” or the “Company”) announced the pricing of its private placement offering (the “Notes Offering”) of 9.5% Senior Notes due 2022 (the “Notes”). The principal amount of the Notes is US$790 million. The Notes were priced at an issue price of 100.0% of their face amount to yield a 9.5% rate of interest.

On October 21, 2015, Concordia announced that it had completed the acquisition of AMCo from Cinven1 and certain other sellers, concurrent with the closing of certain debt financing transactions, being the Notes Offering and the entering into of the Credit Agreement and the Bridge Loan Agreements (each as defined below).

Item 5 – Full Description of Material Change:

5.1	Full Description of Material Change

On October 20, 2015, Concordia announced the pricing of the Notes. The principal amount of the Notes is US$790 million. The Notes were priced at an issue price of 100.0% of their face amount to yield a 9.5% rate of interest.

The Notes are senior unsecured obligations of Concordia and are or will be guaranteed, jointly and severally, on a senior unsecured basis by certain of Concordia’s wholly-owned subsidiaries, including AMCo and certain of its subsidiaries. The Company used the net proceeds of the Notes Offering to fund a portion of the purchase price of and costs related to the acquisition of AMCo.

On October 21, 2015, Concordia announced that it had completed the acquisition of AMCo from Cinven1 and certain other sellers, concurrent with the closing of the Debt Financing Transactions (as defined below).

Transaction Details

Concordia financed the cash portion of the purchase price for AMCo through a combination of US$2.8 billion of Debt Financing Transactions, gross proceeds of US$520 million raised from the Company’s public equity offering, and cash on hand. The capital was also utilized to refinance certain Concordia and AMCo debt. An earn-out payment of up to US$220 million may be payable to the sellers of AMCo in 2016 should the AMCo group of companies achieve certain levels of gross profit over a period of 12 months from October 1, 2015. This payment will not be made should the AMCo group not achieve the specified targets.

Concurrently with the closing of the acquisition of AMCo, Concordia completed the following debt financing transactions (collectively, the “Debt Financing Transactions”):

•	The closing of the Notes Offering.

•	The entering into of a credit agreement (the “Credit Agreement”) with Goldman Sachs Bank USA, Credit Suisse Securities (USA) LLC, Jefferies LLC and RBC Capital Markets, which consists of an undrawn senior secured revolving credit facility of US$200 million and secured term loan facilities of approximately US$1,870[2] million (two tranches of US$1.1 billion and £500 million). The US$1.1 billion and £500 million term loans bear interest at LIBOR plus 4.25% and LIBOR plus 5.00% respectively. Both facilities contain a 1.00% LIBOR floor.

•	The entering into of two unsecured bridge loan agreements (the “Bridge Loan Agreements”) with Goldman Sachs Bank USA, Credit Suisse Securities (USA) LLC, Jefferies LLC and RBC Capital Markets, as applicable, for total unsecured bridge loans in the aggregate amount of US$180 million, comprised of a US$45 million unsecured bridge loan and a US$135 million unsecured bridge loan, with two and seven year maturity dates, respectively. Neither of these loans can be converted into equity securities. Both bridge loans have an interest rate of 9.5%, with the US$135 million bridge loan interest rate stepping up to 11.5% after year two, should the Company elect to continue the loan.

In addition, as part of the total consideration paid in connection with the acquisition of AMCo, Concordia issued 8.49 million common shares to the sellers of AMCo representing an approximate 17% ownership interest in Concordia on a non-diluted basis as at the closing date. As at the completion of the acquisition of AMCo, Cinven held approximately 14.2% of Concordia’s outstanding common shares on a non-diluted basis. Cinven has entered into a governance agreement with Concordia, whereby it has agreed to customary lock-up, standstill and transfer restrictions.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6 – Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

Item 7 – Omitted Information:

Not applicable.

Item 8 – Executive Officer:

Adrian de Saldanha, Chief Financial Officer, 905-842-5150

Item 9 – Date of Report:

October 30, 2015.

Notice regarding forward-looking statements:

This material change report includes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to the potential earn-out payment in connection with the acquisition of AMCo. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Concordia’s management, and are based on assumptions and subject to risks and uncertainties. Although Concordia’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this material change report may not occur by certain dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks relating to Concordia’s securities, increased leverage, the inability to generate cash flows and/or stable margins, the inability to grow organically, risks associated with the geographic markets in which Concordia operates, the pharmaceutical industry and the regulation thereof, economic factors, the equity and debt markets generally, general economic and stock market conditions and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

[1]	In this material change report, “Cinven” means, depending on the context, any of or collectively, Cinven Group Limited, Cinven Partners LLP, Cinven (LuxCo1) S.A., Cinven Capital Management (V) General Partner Limited and their respective Associates (as defined in the Companies Act 2006) and/or funds managed or advised by the group.
[2]	Based on October 20, 2015 USD/GBP exchange rate of 1.54.